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                                                      EXHIBIT 99




    Keith Mabee

    (216)953-2810                         FOR IMMEDIATE RELEASE


         FIGGIE INTERNATIONAL'S CHAIRMAN AND CEO RETIRES;
         VANNOY NAMED SUCCESSOR; BOARD INITIATES CEO
         SEARCH AND NEW STANDING COMMITTEES











    WILLOUGHBY, OH, MAY 18, 1994 -- Figgie International Inc. (NASDA/NMS: FIGIA AND FIGI) today announced that its founder, Chairman and CEO Harry E. Figgie, Jr. is retiring and will be succeeded by Vice Chairman Walter M. Vannoy in the Company's two top leadership posts. Mr. Figgie also resigned from the Board.

    Mr. Figgie informed the Company's Board of Directors that: "In light of my recent health difficulties, and after 30 years at the helm, it is time for me to step aside so that I can spend more time with my family and my wide-ranging personal interests, and in order to facilitate a timely CEO succession as the Company prepares itself for the future."

    The Board acknowledged "Mr. Figgie's many contributions to the growth and development of the Company over the three decades he led its diversification into a major Fortune 500 company."

    Mr. Vannoy, who has served as a Company director since 1981, was named vice chairman in February and had previously served as vice chairman of McDermott International, Inc. and president and chief operating officer of its Babcock and Wilcox subsidiary.

    "I am deeply committed to leading Figgie International through the strategic and management transition that the Board has embarked upon," stated Mr. Vannoy. "We intend to build a strong leadership team and a people- and results-driven organization that can carry a more sharply focused core of businesses to renewed and consistent profitability and growth."
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    In related actions, the Figgie Board of Directors:

         -Launched a comprehensive search for "an exceptional chief executive officer candidate with a strong track record" who would be brought in to join the senior management team;

         -Established three new standing committees of the
         Board: Strategic Planning; Management Development and Compensation; and Operations, the latter which will oversee implementation of the Company's major modernization and automation programs;

         -Intensified its efforts to develop a long-term strategic focus consistent with optimizing shareholder returns over time; and

         -Accepted the resignation of Dr. Harry E. Figgie,
         III, as a director of the Company. Dr. Figgie, who had earlier resigned as an officer of the Company, cited expanded business commitments at the Figgie family-owned Clark-Reliance
         Corporation and his father's departure from Figgie International as the key factors underlying his decision to resign from the Board.

    "We are very appreciative of the consistently strong support provided by our customers, employees, banks, trade creditors and investors as we manage through these dynamic changes that will position us for a more promising future," noted Mr. Vannoy.